UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 9, 2011

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release   ANGLOGOLD   ASHANTI   ANNOUNCES   BOARD   APPOINTMENT



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

9 December 2011

ANGLOGOLD ASHANTI ANNOUNCES BOARD APPOINTMENT

AngloGold Ashanti is pleased to announce the appointment of Mr Rodney John Ruston to its Board of Directors as an independent non-executive director with effect from 1 January 2012.

Mr Ruston (Master Business Admin; Bachelor of Engineering (Mining)), is currently the President and CEO of North American Energy Partners, a large Canadian mining and construction contracting company listed on the NYSE and the TSX. He has over 35 years of experience in the resources industry.

Mr Tito Mboweni, Chairman of the Board of Directors, said: "it is with pleasure that I welcome Mr Ruston to the Board of Directors of AngloGold Ashanti. His strong technical background will enhance the skills set of the board and his strategic focus will add a further dimension to the board's deliberations. We look forward to working with him as we progress towards making this company one of the best and most successful mining companies in the world."

ENDS

Contacts

	Tel:			E-mail:
Alan Fine (Media)	+27 (0) 11 637- 6383	/	+27 (0) 83 250 0757	afine@anglogoldashanti.com
Mike Bedford (Investors)	+27 (0) 11 637 6273	/	+27 (0) 82 3748820	mbedford@anglogoldashanti.com
Stewart Bailey (Investors)	+1 212 836 4303	/	+1 646 338 4337	sbailey@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: December 09, 2011

By: /s/ L Eatwell
Name: L EATWELL
Title: Company Secretary